

PUMP *for* JOY

Erin Martin
Co-Founder & CEO

Vanessa Parker
Co-Founder & COO

There are so many benefits to feeding breastmilk for 1 year

- Optimal mix of nutrients

- Boosts immune system

- Supports brain development

- Lowers risk of illness & obesity

- Reduces mom's risk of cancers



Pumping milk **sucks**.

(Especially every 2-4 hours when you're not at home)



More moms stop breastfeeding sooner than they planned because of the **inconvenience of pumping** than because of **physical pain** .

Reasons for Earlier Than Desired Cessation of Breastfeeding
Odom EC, Li R, Scanlon KS, Perrine CG, Grummer-Strawn L.
2013 Mar;131(3):e726-32



cleaning breast pump parts at work . . .

New discussion

cinderella4282
member
February 2012

I just used my breast pump for the first time last night and LOVE it!!!

But the directions suggest that you rinse and wash all the parts that touch your milk after every use and wait for everything to be dry before using it again. How does this work when you pump at work? I figure I'll have to pump at least twice a day by the time I go back at the end of 8 weeks. I can't really wash everything and let it out to dry so I can use it in the afternoon.

What do you working ladies do about this? Of course when I get home at night I can wash everything well and let it dry completely.

cleaning pump parts at work

 tck600 Oct 4, 2011 at 9:10 PM

I just went back to work on Monday and I am pumping 3 times during the day. I have a lock on my office door, so I can just pump in the privacy of my office. How should I clean my pump parts between pumping sessions? Right now, I'm using the medela quick clean wipes to clean the parts, but I don't love the idea of putting that cleaning solution on my pump parts all the time and it doesn't feel like I'm really cleaning them well. I don't think I have time to wash them in hot soapy water (plus, it would be awkward if my co-workers saw me washing them) and air dry them. What do you all do to clean your pump parts during the day at work?

 r/NewParents · 2 yr. ago
KrazeeTapper

Why didn't anyone tell me about the hell of cleaning breast pump parts?

Vent

Baby is only a week old so I'm pumping every 3 hrs, which means I have to clean the parts every 3 hrs. Husband washes them by hand, I throw them in the dishwasher. It's just so excessive no matter what way we do it. And takes away precious time we could be sleeping. Is it really necessary to clean the parts after EVERY use? I found out about the microwave bags, got really excited because it seemed much less time-consuming and quickly found out you STILL have to clean the parts before using them. I thought with sterilization the washing part could be skipped. It's just all so time-consuming and I wasn't prepared for it at all.

 r/ExclusivelyPumping · 9 mo. ago
Mintybleu

I need help - Tips for washing the breast pump.

I'm spending way too much time washing the breast pump. I know I have postpartum OCD so please be kind.

I heard the story about the preemie baby getting sick due to the pump parts containing bacteria. Somehow it b one of my worst fears. So now I'm overwashing the thing just to make sure. It's taking me an hour. I'm sure no the world spends this long washing the pump. Its taking time away from spending it with my baby.

Introducing
Pump For Joy

Single-use, sterile & biodegradable breastmilk collection kits for moms on the move.

Each kit contains a disposable version of every pump part that comes in contact with milk so moms can **pump, toss, and get on with their day**.



PATENT
UNITED STATES PATENT OFFICE
PENDING

A membership at the momentum of mom.

D2C membership model

Kits are only accessible as part of a membership with Pump For Joy, sold via website, billed & delivered monthly.

Essential Membership

$29/mo

4 disposable
2-packs/month

Signature Membership

$49/mo

8 disposable
2-packs/month

Premium Membership

$89/mo

16 disposable
2-packs/month

The opportunity

91% Percent of moms who use a breast pump at some point in their breastfeeding journey

Source: Journal of Pediatrics (2024). "Breast Pump Use Among U.S. Mothers."

$378M Size of the U.S. Breastfeeding Accessories market

Source: Precision Business Insights, 2024

$3.7M Annual revenue opportunity of capturing just **1%** of this market



Traction & validation

- Prototype under development with alpha testers

- Testimonials from target customers affirm pain points & product need

- Patent pending & trademark submitted

- Design for Manufacturing (DFM) consultant secured for injection mold design, with manufacturer in agreement to produce prototypes on their machines

- Various biodegradable materials identified for testing in prototypes

Partners & supporters:













From 3D →MVP

We're gearing up to hit key milestones:

Milestone 1

Timing: August 2025 - January 2026

Goal: "Golden sample" prototypes produced, FDA registered, Initial pilot launch

- Product design iteration: $10k
- Material sourcing & DFM: $15k
- Prototyping: $45k
- Safety testing (phase 1): $60k
- Pilot production run: $30k
- FDA registration + consultant: $15k
- Full utility patent submission: $15k
- Waitlist/partnership development: $10k
- Co-founder pay: $35k
- Incorporation, legal, accounting: $15k

Milestone 2

Timing: February 2026 - October 2026

Goal: Final safety testing & full market launch

- Production injection molds: $50k
- First production run: $70k
- Safety testing (phase 2): $100k
- Marketing & GTM: $50k
- Regulatory consultant: $15k
- Co-founder pay: $40k
- FSA/HSA certification: $5k
- Customer support: $10k
- Liability insurance: $10k

Looking ahead

An entry point into a $134B+ medical disposables market*



Phase 1: Molded fiber material evolution at <$2 cost, 100% biodegradable

Phase 2: In-house manufacturing

Phase 3: Expand into manufacturing other single-use medical devices currently based of non-biodegradable plastic

Additional Opportunities

- FSA/HSA eligibility
- Insurance coverage
- Sell to employers as benefit
- Hospital partnerships

Source: Grand View Research, "U.S. Medical Disposables Market Size & Outlook," 2023–2030

Let's make breastfeeding easier for active moms, together.

Thank you!



Go-to-market strategy



Phase 1: DTC Launch

Branded website + Influencer UGC + paid media, partnerships with lactation consultants & doulas Target: Affluent working moms (25–40)



Phase 3: Hospital/Clinical

Integrate into postpartum discharge bundles, focusing on baby-friendly hospitals & NICUs



Phase 2: Employer Sales

Offer as a parental wellness benefit through channels such as HR platforms (Carrot, Maven) + direct to employers



Phase 4: Retail

Amazon, Target, Walmart, BuyBuyBaby, etc, once costs have gone down with production scale

More moms stop breastfeeding sooner than they planned because of the **inconvenience of pumping** than because of **physical pain** .

Percentage of infants who are breastfed:

Ever.*	84.1%
At 6 months.*	59.8%
At 1 year.*	39.5%
Exclusively through 3 months.*	46.5%
Exclusively through 6 months.*	27.2%
Receive formula supplementation within the first 2 days of life.*	20.5%

*Current rates represent infants born in 2021, National Immunization Survey – Child 2022–2023.

Reasons for Earlier Than Desired Cessation of Breastfeeding
Odom EC, Li R, Scanlon KS, Perrine CG, Grummer-Strawn L.
2013 Mar;131(3):e726-32

CDC guidelines for cleaning pump parts



1. Clean area with disinfectant

2. Rinse pump kit under water

3. Take apart all pump parts

4. Place parts in a wash basin

5. Wash with hot water & soap

6. Scrub each part with a brush

7. Rinse parts under water

8. Allow all parts to air dry

Real emails from waitlist campaign leads

I would love to be apart of your beta group. I'm 4mts pp and triple feed my little girl so anything that helps cut my total pumping time down(cleanup and break down included) would be great!

Thank you so much! Sounds exciting! I can't wait. I'd love to not be able to constantly be washing parts!

I would be happy to participate! This sounds like something that'll be amazing!

I would be interested in being a part of the beta group. As an exclusive pumping mom at work, I have very high hopes for this product. Thank you for the opportunity.

That would be great! I am due anytime now and have had an oversupply with my last two babies so I was looking for a way to not wash parts as often

I would be happy to participate. You are doing a wonderful thing for mothers and I am very appreciative!

I would be happy to participate. Thank you for this wonderful opportunity, I'm very much looking forward to trying out your products.

Such a unique idea - esp for not having to wash pump parts daily. I would love to be part of the beta group, whenever that opportunities comes up!

I would love to take part in beta testing, I'm super excited about this product.

I would be happy to participate.
I'm an exclusively pumping mom. And washing the parts are the worst!

I am interested in being apart of the beta group. I have a 10 week old baby boy who I am breastfeeding and now that I am back at work I am pumping also. I find sometimes it's hard or inconvenient to pump because of not having availability to wash parts in between pump sessions

I am very interested. I'm a exclusively pumper so even if I onlunhad to wash half the amount that would be amazing